

Mail Stop 3233

May 31, 2016

Via E-mail
Mr. Alexander J. Jessett
Chief Financial Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, TX 77046

> **Re: Camden Property Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **Form 8-K filed April 29, 2016**
> **File No. 1-12110**

Dear Mr. Jessett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations ("FFO") and Adjusted FFO ("AFFO"), page 33

1.   We note that your reconciliation to FFO attributable to common shareholders and Adjusted FFO attributable to common shareholders begins with Net income attributable to common shareholders, however the reconciliation adds back income allocated to non-controlling interests. It appears that your FFO and AFFO measures represent FFO and AFFO on a company-wide basis. Please advise and revise your presentation in future

filings to either remove the "income allocated to non-controlling interests" adjustment from the calculation of FFO or rename the FFO and AFFO measures to remove the phrase "attributable to common shareholders."

Form 10-Q for the quarterly period ended March 31, 2016

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 9

2.   We note that two of your consolidated operating partnerships are VIEs in which you are considered the primary beneficiary. In future filings please include the disclosures outlined in ASC 810-10-50-3. Within your response, provide an example of your intended disclosure.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

3.   We note that you discuss property revenues, property expenses and property net operating income on a same store basis, which appear to be non-GAAP presentations. Please explain to us how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

Form 8-K filed on April 29, 2016

Exhibit 99.1

4.   We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities